                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)1

                                   ALLOY INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   019855 10 5
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 7, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box  / /.

          Note.  The  Schedules  filed in paper  format  shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------

1         The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                 13D                     Page 2 of 10 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                5,261,717 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                5,261,717 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,261,717 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                 13D                     Page 3 of 10 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                4,230,946 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                4,230,946 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     4,230,946 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                 13D                     Page 4 of 10 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,030,771 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,030,771 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,030,771 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                 13D                     Page 5 of 10 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,030,771 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,030,771 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,030,771 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                 13D                     Page 6 of 10 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,030,771 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,030,771 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,030,771 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                 13D                     Page 7 of 10 Pages
-----------------------                                    ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                5,261,717 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                5,261,717 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,261,717 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                 13D                     Page 8 of 10 Pages
-----------------------                                    ---------------------

            The following  constitutes  Amendment  No. 5 ("Amendment  No. 4") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 5, the Schedule 13D remains in full force and effect.

            Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

            As of May 11, 2004,  MLFP  beneficially  owned  4,230,946  shares of
Common Stock.  Each of MLFI and Mr. Feshbach may be deemed to  beneficially  own the  shares of  Common  Stock  beneficially  owned by MLFP.  The  funds  used to purchase  such shares of Common  Stock came from the working  capital and margin borrowings under usual terms and conditions of MLFP. Such shares of Common Stock were accumulated  through purchases made on the open market and contributions by its partners at an aggregate  cost of  approximately  $20,840,516.00  (including brokerage commissions).

            As of May 11, 2004, MLF Offshore beneficially owned 1,030,771 shares of Common Stock. MLFI, Mr. Feshbach, MLF Cayman and MLF Capital may be deemed to beneficially  own the shares of Common  Stock owned by MLF  Offshore.  The funds used to purchase  such shares of Common  Stock came from the working  capital of
MLF Offshore or transfers to and among the Reporting Persons. The aggregate cost of such shares of Common Stock is approximately  $4,947,718 (including brokerage commissions).

            Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5.Interests in Securities in the Issuer.

            (a) Each of MLFI and Mr. Feshbach beneficially owns 5,261,717 shares of  Common  Stock or 12.5% of the  shares  of  Common  Stock  outstanding.  MLFP beneficially  owns  4,230,946  shares of Common  Stock or 10.0% of the  shares of
Common  Stock  outstanding.  Each of MLF  Offshore,  MLF Cayman and MLF  Capital
beneficially  owns  1,030,771  shares of Common  Stock or 2.5% of the  shares of
Common Stock  outstanding.  The  aggregate  percentage of shares of Common Stock reported  owned by each person named herein is based upon  42,094,742  shares of
Common  Stock  outstanding  as of March 3, 2004 (as  disclosed  in the  Issuer's prospectus on Form 424B3 filed with the  Securities  and Exchange  Commission on
March 5, 2004).

            (b)  Each of MLFI  and Mr.  Feshbach  shares  the  power to vote and dispose  or to direct the vote and  disposition  of  5,261,717  shares of Common
Stock, or 12.5% of the shares of Common Stock outstanding.

            MLFP shares the power to vote or to direct the vote and the power to dispose or to direct the  disposition  of 4,230,946  shares of Common Stock,  or
10.0% of the shares of Common Stock outstanding.

            Each of MLF Offshore, MLF Cayman and MLF Capital shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of  1,030,771  shares of Common  Stock,  or 2.5% of the  shares of Common  Stock outstanding.

            Item 5(c) is hereby amended to include the following:

            (c) Schedule A hereto lists the transactions effected by each of the
Reporting  Persons  since the filing of  Amendment  No. 4 to the  Schedule  13D.
Certain transactions were effected through open market purchases and the balance were transfers to or among the Reporting Persons.

             [The remainder of this page was purposely left blank.]

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                 13D                     Page 9 of 10 Pages
-----------------------                                    ---------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: May 14, 2004

                                        /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        MATTHEW L. FESHBACH

                                        MLF INVESTMENTS, LLC

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        MLF PARTNERS, L.P.

                                         By: MLF Investments, LLC,
                                             General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                        MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                        By:      MLF Cayman GP, Ltd.
                                                 Title: General partner

                                        By:      MLF Capital Management, L.P.
                                                 Sole shareholder

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: President

                                        MLF CAYMAN GP, LTD.

                                        By:      MLF Capital Management, L.P.
                                                 Sole shareholder

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:   Matthew L. Feshbach
                                            Title:  President

                                        MLF CAPITAL MANAGEMENT, L.P.

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:   Matthew L. Feshbach
                                            Title:  President

-----------------------                                    ---------------------
CUSIP No. 019855 10 5                 13D                    Page 10 of 10 Pages
-----------------------                                    ---------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK SINCE THE FILING OF
                      AMENDMENT NO. 4 TO THE SCHEDULE 13D

A. Transactions by MLF Partners, L.P.

--------------------------------------------------------------------------------------
            Shares of Common Stock
                    Acquired             Price Per Share ($)          Date of Purchase

                    130,500                      4.60                      5/12/04
                     58,106                      4.73                      5/10/04

A. Transactions by the Managed Account

   None

C. Transactions by MLF Offshore Company, L.P.

--------------------------------------------------------------------------------------
            Shares of Common Stock
                    Acquired             Price Per Share ($)          Date of Purchase

                     50,000                      4.87                       5/7/04
                     51,000                      4.74                       7/7/04
                     83,200                      4.82                       5/7/04
                     66,289                      4.90                       5/7/04
                     33,614                      4.78                       5/7/04
                     45,000                      4.75                      4/30/04
                     55,000                      4.79                      4/29/04
                     45,000                      4.88                      4/28/04